Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205583

December 12, 2016

The Michaels Companies Announces Secondary Offering of 12 Million Shares of Common Stock by Selling Stockholders and Repurchase by the Company of a Portion of Such Common Stock

IRVING, Texas, December 12, 2016 — The Michaels Companies, Inc. (NASDAQ: MIK) (the “Company”) today announced that certain of its stockholders (the “Selling Stockholders”) intend to offer for sale 12 million shares of the Company’s common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (“SEC”), of which the Company intends to purchase from the underwriter 2 million shares of such common stock.

The Selling Stockholders will receive all of the net proceeds from this offering. No shares are being sold by the Company.

The Company’s per-share purchase price for the repurchased shares will be the same as the per-share purchase price payable by the underwriter to the Selling Stockholders.

Credit Suisse Securities (USA) LLC will act as underwriter for the offering.

A registration statement relating to these shares was filed with the SEC on July 9, 2015 and became effective upon filing. The offering of these shares will be made only by means of a prospectus. Before you invest, you should read the prospectus, the registration statement and the documents incorporated by reference in that registration statement, as well as the prospectus supplement related to this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  When available, copies of the prospectus supplement and accompanying prospectus related to the offering may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About The Michaels Companies, Inc.:

The Michaels Companies, Inc. is North America’s largest specialty provider of arts, crafts, framing, floral, wall décor, and seasonal merchandise for the hobbyist and do-it-yourself home decorator. As of October 29, 2016, the Company owned and operated 1,368 stores in 49 states and Canada under the brands Michaels, Aaron Brothers, and Pat Catan’s.  The Michaels Companies, Inc. also owns Artistree, a manufacturer of high quality custom and specialty framing merchandise, and Darice, a premier wholesale distributor in the craft, gift and decor industry.  The Michaels Companies, Inc. produces a number of exclusive private brands including Recollections®, Studio Decor™, Bead Landing®, Creatology®, Ashland®, Celebrate It®, ArtMinds®, Artist’s Loft®, Craft Smart®, Loops & Threads®, Make Market®, Foamies®, LockerLookz®, and Sticky Sticks®.

Forward-Looking Statements:

Certain information contained in this news release, particularly information regarding the completion of the offering and the repurchase by the Company, constitute forward-looking statements. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to risks relating to the effect of economic uncertainty, risks associated with our substantial outstanding indebtedness of $2.8 billion, changes in customer demand, risks relating to our failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information, increased competition including internet-based competition from other retailers, risks relating to our reliance on foreign suppliers, risks relating to how well we manage our business, risks related to our ability to open new stores and increase comparable store sales growth, damage to the reputation of the Michaels brand or our private and exclusive brands, risks associated with executing or integrating an acquisition, a business combination or major business initiative, and other risks and uncertainties including those identified under the heading “Risk Factors” in the prospectus and in the Company’s Annual Report on Form 10-K filed with the SEC, which is available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. Any forward-looking statement made by the Company in this news release speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Investor Contacts:

The Michaels Companies, Inc.

Kiley F. Rawlins, CFA, 972-409-7404

Kiley.Rawlins@michaels.com

or

ICR, Inc.

Farah Soi / Anne Rakunas, 203-682-8200

Farah.Soi@icrinc.com / Anne.Rakunas@icrinc.com

Financial Media Contact:

ICR, Inc.

Jessica Liddell, 203-682-8200

Julia Young, 203-682-8208

Michaels@icrinc.com